

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

Dagi Ben-Noon
Chief Executive Officer
Inspira Technologies OXY B.H.N. Ltd
2 Ha-Tidhar St.,
Ra'anana, 436650
Israel

> **Re: Inspira Technologies OXY B.H.N. Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted February 17, 2021**
> **CIK No. 0001837493**

Dear Mr. Ben-Noon:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Our Company, page 1

1. We note your response to prior comment 1 and updated disclosure and re-issue in part. Please revise the disclosure in the 4th paragraph on page 1 of your document regarding mortality rates for patients on MV and the increase in mortality rates due to COVID-19 to be consistent with your revised disclosure on pages 66 and 73.

<u>Currently Available Respiratory Support Solutions and Their Limitations, page 68</u>

2.   We note your response to prior comment 9 and re-issue in part. Please revise Table 2 to clearly disclose the products or systems that are being used in the left-most and center columns of the comparison chart.

<u>Management</u>
<u>Compensation, page 85</u>

3.   Please update your executive compensation information in this section to include compensation for the year ended December 31, 2020. Refer to Item 6.B. of Form 20-F (incorporated into Item 4 of Form F-1).

<u>Financial Statements of Inspira Technologies OXY B.H.N. Ltd., page F-1</u>

4.   Please provide your updated financial statements in your next amendment, or tell us how you determined that you comply with the updating requirements of Item 8 of Form 20-F.

You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.